SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Perusahaan Perseroan (Persero) P.T.

Indonesian Satellite Corporation

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

PT INDONESIAN SATELLITE CORPORATION Tbk

(“PT INDOSAT Tbk” or THE “COMPANY”)

INVITATION TO THE SHAREHOLDERS

ON

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (“AGMS”)

The Board of Directors of the Company hereby invites the shareholders of the Company to attend the Company’s AGMS, which will be held on:

Date

:

Tuesday, June 22, 2004

Time

:

10.00 a.m. local time till end.

Venue

:

Auditorium 4th Floor

                                       Indosat Building

Jl. Medan Merdeka Barat No. 21

Jakarta 10110

With the following AGMS agenda:

1.

To approve the annual report and to ratify the financial statement of the Company for the financial year ended December 31, 2003 and thereby release and discharge the Board of Commissioners from their supervisory responsibilities and the Board of Directors from their managerial responsibilities, to the extent that their actions are reflected in the financial statement of the Company for the financial year ended December 31, 2003.

2.

To approve the allocations of net profit for reserve fund, dividends and other purposes and to approve the determination of the amount, time and manner of payment of dividends for the financial year ended December 31, 2003.

3.

To determine the remuneration for the Board of Commissioners of the Company for year 2004 and the bonus for the Board of Commissioners of the Company for year 2003.

4.

To approve the appointment of the Company’s Independent Auditor for the financial year ended December 31, 2004.

5.

To approve the Second Phase exercise price in relation to the Company’s Employee Stock Option Program (ESOP), which has been approved during the Company’s Annual General Meeting of Shareholders, held on June 26, 2003.

6.

To approve the proposed change of composition of the Board of Commissioners and/or Board of Directors of the Company.

Notes:

1.

This announcement is intended as invitation. The Company will not submit or send any other invitation to the shareholders.

2.

Registration desk will open on June 22, 2004 at 09.00 a.m. and closed at 09.45 a.m. local time. Registration may be extended, if necessary, until the commencement of the AGMS.

3.

Shareholders who are entitled to attend the AGMS are:

-

For those whose shares have not been electronically registered into the Collective Custody of PT KSEI, only the shareholders whose names are registered in the Company’s Share Register as at 04.00 p.m. of May 28, 2004, or their authorized representative.

-

For those whose shares are in the Collective Custody of PT KSEI, only the account holders whose names are registered as the Company shareholders in the security account of the custodian bank or securities company as at 04.00 p.m. of May 28, 2004, or their authorized representative.

4.

Shareholders who are not able to attend the AGMS could appoint an authorized representative by assigning a Power of Attorney, with the condition that member of the Board of Directors, Board of Commissioners and employees of the Company are not allowed to act as an authorized representative at the AGMS and any of their voting rights in the AGMS will be deemed void and invalid.

5.

The shareholders or their authorized representative who will attend the AGMS should present a copy of his or her Personal Identification or other identifications (ID) during registration. Shareholders whose shares are registered in the collective custody of PT KSEI, are expected to present written confirmation for AGMS (KTUR) available from the custodian bank or securities company.

1.

Form of the Power of Attorney can be obtained through the Investor Relation Division, 2nd  floor Gedung Indosat, Jl. Medan Merdeka Barat No. 21, Jakarta 10110 from June 1st, 2004 up to June 14, 2004 during office hours.

2.

The duly executed Power of Attorney is expected to be received by the Company’s Board of Directors through the Investor Relation Division no later than June 17, 2004 at 04.00 p.m. (local time).

3.

Material related to the AGMS agenda is available for inspection at the Investor Relation Division starting from the date of this invitation, during office hours. If required, the document can be obtained by submitting a written request to the Investor Relation Division.

4.

For your convenience the shareholders or authorized representatives who intend to attend the AGMS, are kindly requested to notify the Investor Relation Division through:

telephone no.  (021) 386 9402 & (021) 386 9403

fax no. (021) 386 4673 & (021) 380 4045.

5.

The shareholders or their authorized representatives are kindly requested to present 30 (thirty) minutes prior to the A GMS.

Jakarta, May 31, 2004

                   PT INDOSAT Tbk

                The Board of Directors

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan P.T. Indonesian Satellite Corporation

Date  : May 31, 2004

By  :

_______________________________

Name

:   Widya Purnama

Title

:

President Director